FILE NO. 82-34832

07026556

starpharma

30 August 2007

SEC MAIL PROCESSING RECEIVED
SEP 07 2007
WASH, D.C. 186 SEC

U.S Securities & Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

SUPPL

Dear Sir/Madam,

Re: Electronic Publication for SEC Rule 12g3-2(b) Exemptions

We take this opportunity to make an application for amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents.

Please note the address of our website is:

**www.starpharma.com**

Should you have any queries or require further information please do not hesitate to contact the writer.

Yours sincerely,

B P Rogers
Company Secretary

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dlw 9/18

END

**STARPHARMA PTY LTD** ABN 86 075 081 908
**Baker Building, 75 Commercial Road**
**Melbourne 3004, Victoria - Australia**
**PO Box 6535, St Kilda Road C...**
**Tel: +61 3 8532 2700 Fax: +61 3 9510 5955**